FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

ENEL GENERACIÓN CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2019

(Amounts expressed in millions of Chilean Pesos)

▪  Net income attributable to the shareholders of Enel Generación Chile S.A. amounted to Ch$ 128,955 million as of September 2019, showing a 30% reduction when compared to the same period of last year. This decrease was mainly due to a Ch$ 277,748 million impairment provision related to the announcement of the shutdown of Tarapacá and Bocamina I power plants as part of the Company´s decarbonization process. This extraordinary loss was partially offset by an extraordinary income of Ch$ 121,118 million resulting from the early termination of 3 electricity supply contracts signed in 2016 between Enel Generación Chile and Anglo American Sur.

▪  Excluding the extraordinary effects of this year´s first nine months (impairment provision and the early termination of 3 contracts with Anglo American Sur), net income attributable to the shareholders of Enel Generación Chile S.A. increased 30% to Ch$ 239,536 million as of September 2019.

▪  Net electricity generation increased 5% to 13,444 GWh as of September 2019, mainly due to greater hydroelectric (+140 GWh) and thermal (+534 GWh) dispatch, the latter primarily due to higher availability of our power plants.

▪  Operating revenues increased 16% during the first nine months of 2019 to Ch$ 1,249,106 million mainly due to higher energy sales, because of higher average sales prices expressed in Chilean pesos, higher sales related to gas commercialization, and the extraordinary income from the early termination of the contracts referred to above.

▪  Procurement and services costs remained stable reaching Ch$ 619,355 million, explained by lower energy purchases and lower fuel consumption costs offset by higher gas commercialization costs.

▪  Consequently, the Company’s EBITDA increased 45% to a total Ch$ 531,156 million as of September 2019. Excluding the extraordinary income related to the early termination of the contracts with Anglo American Sur, EBITDA increased 12% to Ch$ 410,038 million as of September 2019.

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

▪  Net financial result increased from a Ch$ 31,717 million loss to a Ch$ 38,897 million expenditure as of September 2019 primarily due to greater financial expenses.

FINANCIAL SUMMARY

▪  Gross debt of the company declined US$ 36 million when compared to the level of September 2018 to reach US$ 1,225 million as of September 2019.

▪  The average cost of debt was 6.3% as of September 2019, remaining stable when compared to the same period of 2018.

▪  Available cash and cash equivalents of the Company amounted to US$ 13 million as of September 2019.

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

The Enel Generación Chile Group owns and operates 111 electricity generation units with 6,274 MW total combined installed capacity as of September 30, 2019. Of this total, 38 generation units are hydroelectric with a total 3,456 MW installed capacity, 22 are thermal generation units with 2,740 MW installed capacity that operate using gas, coal, and fuel oil and 51 are wind generation units with 78 MW installed capacity.

All our electricity generation units are connected to the former Central Interconnected System (“SIC” in its Spanish acronym), except for two thermal generation units of Central Tarapacá and six thermal generation units of GasAtacama Chile that are all connected to the former Northern Interconnected System (“SING” in its Spanish acronym). Since November 2017, both former systems integrated becoming the National Electric System (“SEN” in its Spanish acronym) including the power plants, transmission lines, substations and distribution lines from Arica to Chiloé.

Market	Energy Sales		Market Share
	(GWh)%
	9M 2019	9M 2018	9M 2019	9M 2018
Sist. Eléctrico Nacional (SEN)	17,027	17,049	31.7%	32.0%

	17,027	17,049

Market	Energy Sales		Market Share
	(GWh)%
	1H 2019	1H 2018	1H 2019	1H 2018
Sist. Eléctrico Nacional (SEN)	11,367	11,219	31.9%	31.8%

	11,367	11,219

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

I.- Consolidated FINANCIAL Statement Analysis

1. - Statement of Comprehensive Income Analysis

Net income attributable to the controlling shareholders of Enel Generación Chile as of September 2019 amounted to Ch$ 128,955 million, compared to Ch$ 183,647 million booked for the same period of 2018.

The following table shows comparative figures for each item of the income statement for continuing operations as of September 30, of 2019 and 2018:

COMPREHENSIVE INCOME STATEMENT (Million Ch$)	9M 2019	9M 2018	Chg	Chg %

REVENUES	1,249,106	1,081,244	167,862	16%
Sales	1,116,068	1,059,973	56,095	5%
Other operating revenues	133,038	21,271	111,767	n/a
PROCUREMENT AND SERVICES	(619,355)	(619,924)	569	0%
Energy purchases	(208,721)	(234,161)	25,440	(11%)
Fuel consumption	(201,604)	(224,455)	22,851	(10%)
Transportation expenses	(120,136)	(108,593)	(11,543)	11%
Other variable procurement and services costs	(88,894)	(52,715)	(36,179)	69%
CONTRIBUTION MARGIN	629,751	461,320	168,431	37%
Other work performed by entity and capitalized	3,233	4,715	(1,482)	(31%)
Employee benefits expense	(37,953)	(40,289)	2,336	(6%)
Other fixed operating expenses	(63,875)	(59,821)	(4,054)	7%
GROSS OPERATING INCOME (EBITDA)	531,156	365,925	165,231	45%
Depreciation, Amortization	(81,178)	(86,623)	5,445	(6%)
Impairment (Reversal)	(277,748)	-	(277,748)	n/a
Impairment (Reversal) for applying IFRS 9	(122)	7	(129)	n/a
OPERATING INCOME	172,108	279,309	(107,201)	(38%)
NET FINANCIAL EXPENSE	(38,897)	(31,717)	(7,180)	23%
Financial income	3,328	3,842	(514)	(13%)
Financial costs	(39,388)	(35,684)	(3,704)	10%
Gain (Loss) for indexed assets and liabilities	(4,422)	(514)	(3,908)	n/a
Foreign currency exchange differences, net	1,585	639	946	148%
OTHER NON-OPERATING RESULTS	2,401	2,128	273	13%
Share of profit (loss) of associates accounted for using the equity method	720	2,013	(1,293)	(64%)
Net Income From Other Investments	150	115	35	30%
Net Income From Sale of Assets	1,531	-	1,531	100%
NET INCOME BEFORE TAXES	135,612	249,720	(114,108)	(46%)
Income Tax	(3,533)	(60,068)	56,535	(94%)
NET INCOME	132,079	189,652	(57,573)	(30%)

NET INCOME	132,079	189,652	(57,573)	(30%)
Shareholders of the parent company	128,955	183,647	(54,692)	(30%)
Non-controlling interest	3,124	6,005	(2,881)	(48%)
Earning per share (Ch$ /share)	15.72	22.39	(6.67)	(30%)

Earnings per share from continuing operations (Ch$ /share)	15.72	22.39
Earnings per share (Ch$ /share)	15.72	22.39
Weighted average number of shares of common stock	8,201,754,580	8,201,754,580

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

Operating Income

The Company´s EBITDA increased Ch$ 165,231 million to Ch$ 531,156 million, and operating income decreased Ch$ 107,201 million to Ch$ 172,108 million as of September 30, 2019.

Operating revenues totaled Ch$ 1,249,106 million, representing a Ch$ 167,862 million, or 16% increase when compared to the same period of the previous year, mainly due to the following:

-          Higher energy sales for Ch$ 48,163 million mainly due to a higher average sales price expressed in Chilean pesos. Physical sales decreased (-22 GWh), explained by lower physical sales to regulated customers (- 2,156 GWh) offset by greater physical sales to non-regulated customers (+1,985 GWh) and spot market sales (+149 GWh).

-          Greater other sales for Ch$ 10,142 million mainly due to a Ch$ 10,519 million increase in gas sales revenue.

-          Higher other operating revenues amounting to Ch$ 111,767 million mainly due to the Ch$ 121,118 million extraordinary income related to the early termination of three Anglo American Sur electricity supply contracts for Ch$ 121,118 million that were signed in 2016, partially offset by lower insurance compensation revenue related to the Central Tarapacá power plant claims for Ch$ 9,466 million.

The above mentioned was partially offset by:

-          Lower revenues from other services for Ch$ 2,210 million mainly due to a Ch$ 1,699 million reduction in tolls and a Ch$ 361 million reduction in engineering services revenue.

Procurement and services costs amounted to Ch$ 619,355 million, similar to the same period of last year, mainly explained by the following:

-       Energy purchases decreased Ch$ 25,440 million, mainly as a consequence of lower physical purchases (-708 GWh) primarily in the spot market (-659 GWh) and contracted purchases (-49 GWh), mainly resulting from the higher availability of our power plants.

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

-       Fuel consumption costs decreased Ch$ 22,851 million primarily explained by lower coal consumption for Ch$ 32,315 million, mainly due to the lower price of coal, and a Ch$ 5,333 million decrease in fuel oil consumption responding to the lower dispatch of the power plants that operate with this fuel. These lower costs were partially offset by a Ch$ 14,801 million increase in gas consumption resulting from the higher dispatch of our combined cycle units due to the availability of gas from Argentina.

-       Transportation costs increased Ch$ 11,543 million mainly due to higher gas transportation costs for Ch$ 9,391 million, and greater regasification costs for Ch$ 4,349 million, partially offset by lower tolls for Ch$ 2,212 million related to the discounts applied to the equivalent transmission charge of the electricity injection toll, CET (in its Spanish acronym).

-       Other procurement and services costs increased Ch$ 36,179 million mainly due to higher gas commercialization costs for Ch$ 24,862 million, greater thermal emission taxes for Ch$ 7,743 million and higher commodity hedging derivative costs for Ch$ 2,379 million.

Personnel expenses (net of works for fixed assets) reached Ch$ 34,720 million as of September 30, 2019, which represents a decrease of Ch$ 854 million compared to the same period of 2018. This was mainly explained by lower head count for Ch$ 1,198 million and lower bonuses for Ch$ 1,250 million granted to employees as part of the collective bargaining with the Company's unions, partly offset by Ch$ 1,482 million of lower labor activation in Los Cóndores project.

Other fixed operating costs increased Ch$ 4,054 million primarily related to higher technical and administrative costs for Ch$ 1,881 million and a Ch$ 2,457 million increase in maintenance and repair service costs.

Depreciation and amortization decreased Ch$ 5,445 million mainly due to the lower depreciation of impaired power plants amounting to Ch$ 4,040 million and the lower depreciation of Central Gas Atacama for Ch$ 2,739 million as a consequence of a change in its useful life. These effects were compensated by greater depreciation of Central Bocamina II for Ch$ 1,271 million as a consequence of the reduction in its useful life related to the Company´s decarbonization plan.

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

Impairment losses increased Ch$ 277,748 million primarily due to the Ch$ 195,809 million and Ch$ 81,939 million impairment loss of Central Tarapacá and Central Bocamina I, respectively, because of the decarbonization process carried out by the Company.

The revenue, costs and operating margin for the periods ended September 30, 2019 and 2018, are shown below:

OPERATING INCOME	9M 2019			9M 2018
(Million Ch$)	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Enel Generación Chile S.A.	1,187,762	(989,309)	198,453	1,055,254	(936,778)	118,476
Empresa Eléctrica Pehuenche S.A.	109,373	(28,722)	80,651	105,756	(25,383)	80,373
GasAtacama Chile and subsidiaries	186,194	(293,297)	(107,103)	200,196	(120,368)	79,828
Consolidation adjustments	(234,223)	234,330	107	(279,962)	280,594	632

Total Consolidated	1,249,106	(1,076,998)	172,108	1,081,244	(801,935)	279,309

Energy sales of Enel Generación Chile and subsidiaries for the periods ended September 30, 2019 and 2018 are shown below:

ENERGY SALES (Million Ch$)	Enel Generación Chile
	9M 2019	9M 2018

Sales to regulated customers	686,937	737,327
Sales to unregulated customers	338,964	248,813
Sales at spot market	14,869	6,466

Total energy sales	1,040,770	992,607

Non-Operating Income

Non-operating income, as of September 30, 2019 and 2018, are summarized below:

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

NON-OPERATING INCOME (Million Ch$)	9M 2019	9M 2018	Chg	Chg %

NET FINANCIAL RESULT	(38,897)	(31,717)	(7,180)	23%
Financial income	3,328	3,842	(514)	(13%)
Financial costs	(39,388)	(35,684)	(3,704)	10%
Gain (Loss) for indexed assets and liabilities	(4,422)	(514)	(3,908)	n/a
Foreign currency exchange differences, net	1,585	639	946	148%
OTHER NON-OPERATING RESULTS	2,401	2,128	273	13%
Share of profit (loss) of associates accounted for using the equity method	720	2,013	(1,293)	(64%)
Net Income From Other Investments	150	115	35	30%
Net Income From Sale of Assets	1,531	-	1,531	100%
NET INCOME BEFORE TAXES	135,612	249,720	(114,108)	(46%)
Income Tax	(3,533)	(60,068)	56,535	(94%)
NET INCOME	132,079	189,652	(57,573)	(30%)

NET INCOME	132,079	189,652	(57,573)	(30%)
Shareholders of the parent company	128,955	183,647	(54,692)	(30%)
Non-controlling interest	3,124	6,005	(2,881)	(48%)

Net Financial Result

The financial result as of September 30, 2019 reached a Ch$ 38,897 million loss, a Ch$ 7,180 million negative variation when compared to the same period of 2018, mainly due to the following:

Lower financial income amounting to Ch$ 514 million, mainly due to lower returns on fixed income investments amounting to Ch$ 1,039 million, compensated by higher interest income related to Centralized Treasury Contracts with Enel Chile for Ch$ 525 million.

Higher financial expenses amounting to Ch$ 3,704 million, mainly explained by higher bank fees for Ch$ 3,512 million and greater interest expenses related to Centralized Treasury Contracts with Enel Chile for Ch$ 192 million.

Higher losses related to indexation amounting to Ch$ 3,908 million primarily due to the greater negative effect of applying IAS 29 on the GasAtacama Group branch in Argentina that amounted to a Ch$ 2,120 million loss, lower income from adjustments to recoverable taxes for Ch$ 2,165 million, and lower income on hedging derivative contracts for Ch$ 766 million. These effects were offset by lower losses due to adjustments to UF-denominated debt amounting to Ch$ 1,143 million.

Higher profit from exchange differences amounting to Ch$ 946 million, mainly explained by higher positive exchange differences on cash and cash equivalents for Ch$ 2,892 million, lower negative exchange differences on supplier accounts for Ch$ 826 million and a greater positive exchange difference on foreign billing accounts for Ch$ 178 million, offset by a greater negative exchange difference on forward contracts for Ch$ 2,950 million.

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

Income from companies accounted for using the equity method

The Ch$ 1,293 million negative variation is mainly the result of the profit from the investment in Hidroaysén for Ch$ 805 million booked last year and the lower profit of GNL Chile S.A. for Ch$ 673 million.

Corporate Taxes

Corporate income taxes amounted to a Ch$ 3,533 million expense, equivalent to a Ch$ 56,535 million tax reduction when compared to last year, mainly due to a decrease in taxes as a consequence of the Ch$ 74,992 million impairment cost of the coal-fired plants Bocamina I and Central Tarapacá, and the Ch$ 29,269 million positive impact resulting from the absorption of Gasoducto Atacama Argentina by GasAtacama Chile.  These effects were offset by a Ch$ 32,702 million higher tax expense related to the extraordinary income resulting from the early termination of the three Anglo American Sur electricity supply contracts, and a Ch$ 13,346 million increase in taxes as a consequence of the Company´s higher recurring results.

2. Statement of Financial Position Analysis

ASSETS (Million Ch$)	Sep-19	Dec-18	Chg	Chg %

Current Assets	750,632	672,467	78,165	12%
Non-Current Assets	2,804,980	2,996,761	(191,781)	(6%)

TOTAL ASSETS	3,555,612	3,669,228	(113,616)	(3%)

Total assets of the Company as of September 2019 decreased Ch$ 113,616 million when compared to December 2018, mainly due to:

➢  Current Assets increase 12%, or Ch$ 78,165 million, mainly due to the following:

❖  A Ch$ 9,362 million increase in Other non financial current assets mainly related to value added tax credits for Ch$ 9,180 million.

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

❖  A Ch$ 96,356 million increase in Trade accounts receivables and other current account receivables, mainly customer trade accounts receivables for Ch$ 106,952 million.

❖  Current accounts receivables from related parties increased Ch$ 132,667 million mainly due to a higher balance of trade accounts receivables from Enel Chile for Ch$ 137,465 million and greater accounts receivables from GNL Chile S.A. related to advance payments amounting to Ch$ 23,421 million, all partially offset by a lower balance of receivables from Enel Trade SpA for Ch$ 17,627 million related to gas sales and commodity derivative transactions and lower accounts receivables for energy sales and tolls to Enel Distribución Chile for Ch$ 11,894 million.

❖  The abovementioned is partially offset by a reduction in Cash and cash equivalents for Ch$ 142,837 million, mainly due to withdrawing Ch$ 120,519 million of investments in repurchase agreements primarily to pay dividends and also lower bank account balances for Ch$ 20,751 million.

❖  An Ch$ 11,861 million reduction in inventories, mainly due to greater gas and coal consumption for Ch$ 14,257 million, offset by the purchase of spare parts for Ch$ 5,766 million.

❖  An Ch$ 8,943 million reduction in current tax assets, mainly monthly employee related payments for Ch$ 12,563 million, offset by a Ch$ 2,031 million greater tax credit related to employee training expenses.

➢  Non-Current Assets decrease Ch$ 191,781 million, mainly explained by:

❖  A Ch$ 198,534 million reduction in Property, plants, and equipment mainly related to the impairment of Central Tarapacá and Bocamina I booked as a consequence of the decarbonization process implemented by the Company for Ch$ 195,809 million and Ch$ 81,939 million respectively, and the depreciation of the period for Ch$ 78,370 million, partially compensated by new investments during the period for Ch$ 106,171 million and dismantling provisions for Ch$ 51,271 million.

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

❖  A reduction in Investments accounted for using the equity method for Ch$ 4,819 million mainly related to the payment of dividends of our associate companies GNL Chile S.A. and Transquillota Ltda. for Ch$ 5,552 million, offset by the profit of the period for Ch$ 720 million.

❖  The abovementioned was partially compensated by a Ch$ 5,053 million increase in Other non-current non-financial assets, mainly spare parts for Ch$ 4,018 million and water rights provisional monthly payments for Ch$ 2,098 million.

❖  An increase in Deferred tax assets for Ch$ 3,245 million

LIABILITIES AND SHAREHOLDERS' EQUITY (Million Ch$)	Sep-19	Dec-18	Chg	Chg %

Current Liabilities	504,468	593,881	(89,413)	(15%)
Non-Current Liabilities	1,063,459	1,077,856	(14,397)	(1%)
Net Equity	1,987,685	1,997,491	(9,806)	(0%)
Equity attributable to shareholders of parent company	1,977,862	1,970,521	7,341	0%
Non-controlling	9,823	26,970	(17,147)	(64%)

TOTAL LIABILITIES AND EQUITY	3,555,612	3,669,228	(113,616)	(3%)

Total Liabilities and Net Equity of the Company decreased Ch$ 113,616 million as of September 2019 when compared to December 2018, mainly explained by the following:

➢  Current liabilities decrease Ch$ 89,413 million, a 15% reduction, mainly due to the following:

❖  A Ch$ 73,811 million reduction in trade accounts payable and other accounts payable primarily due to a Ch$ 107,582 million decrease in accounts payable to suppliers of goods and services and fixed assets and a reduction in dividends payable to third parties for Ch$ 5,885 million offset by a Ch$ 33,452 million increase in energy and fuel accounts payable.

❖  A Ch$ 85,204 million reduction in accounts payable to related parties primarily due to a Ch$ 86,727 million lower balance in accounts payable to Enel Chile S.A. related to dividends, and lower debt with Enel Trading S.p.A. related to commodity derivatives for Ch$ 5,010 million, partly compensated by greater accounts payable to GNL Chile S.A. for Ch$ 6,024 million for gas purchases.

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

❖  A Ch$ 15,149 million reduction in Other current non-financial liabilities, mainly explained by a reduction in value added tax debits.

❖  The above mentioned is partially offset by an increase in Other current financial liabilities amounting to Ch$ 38,211 million, mainly explained by a Ch$ 34,228 million increase in hedging derivative liabilities and other derivative liabilities and the accrual of bond interest for Ch$ 3,556 million.

❖  An increase in Current tax liabilities amounting to Ch$ 46,223 million, mainly income tax.

➢  Non-current Liabilities decrease Ch$ 14,397 million, or 1%, mainly explained by the following:

❖  A Ch$ 90,022 million reduction in deferred tax liabilities primarily related to fixed asset deferred taxes booked for Ch$ 76,636 million.

❖  The above is partly offset by a Ch$ 21,726 million increase in Other non-current financial liabilities mainly explained by a Ch$ 13,785 million increase in the balance of bond debt due to higher exchange differences for Ch$ 23,979 million, adjustments to UF-denominated bonds for Ch$ 5,169 million, offset by the repayment of bonds for Ch$ 15,520 million and an increase in hedging derivative liabilities for Ch$ 7,696 million.

❖  A Ch$ 54,039 million increase in Other non-current provisions, mainly explained by dismantling provisions.

➢  Net equity decreased Ch$ 9,806 million when compared to December 2018.

❖  The portion attributable to the owners of the controlling shareholders increased Ch$ 7,341 million, explained primarily by the Ch$ 128,955 million profit of the period, offset by dividend payments for Ch$ 92,709 million and other comprehensive results for Ch$ 31,353 million.

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

❖  The equity of non-controlling shareholders decreased Ch$ 17,147 million, primarily explained by dividend payments for Ch$ 7,106 million and the purchase of GasAtacama Chile minority shareholders´ shares for Ch$ 13,216 million, partially compensated by the profit of the period for Ch$ 3,124 million.

The performance of the main financial ratios is the following:

RATIO		Unit	Sep-19	Dec-18	Sep-18	Chg	Chg %

Liquidity	Liquidity	Times	1.49	1.13	-	0.36	32%
	Acid-test (1)	Times	1.42	1.06	-	0.36	34%
	Working capital	Million Ch$	246,164	78,586	-	167,578	213%
Leverage	Leverage	Times	0.79	0.84	-	(0.05)	(6%)
	Short-term debt	%	32.2%	35.5%	-	(3.4%)	(9%)
	Long-term debt	%	67.8%	64.5%	-	3.4%	5%
	Financial expenses coverage (2)	Times	12.58	-	10.29	2.29	22%
Profitability	Op. income / Op. Revenues	%	13.8%	-	25.6%	(11.9%)	(46%)
	ROE	%	12.8%	-	17.0%	(4.2%)	(25%)
	ROA	%	7.4%	-	9.9%	(2.5%)	(25%)

(1) (Current assets - inventories - prepayments)/ current liabilities
(2) EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)

The current ratio as of September 30, 2019 reached 1.49 times, with a 32% increase when compared to December 2018. This increase is mainly due to a decrease in current accounts payable to related entities.

Acid test or quick ratio reached 1.42 times as of September 30, 2019, showing an increase of 34% compared to December 31, 2018, mainly explained by a decrease in current accounts payable to related entities and a reduction in inventories.

The working capital amounted to Ch$  246,164 million as of September 30, 2019, with a positive variation of Ch$ 167,578 million when compared to December 2018, mainly explained by an increase in trade accounts receivable and other current accounts receivable and a decrease in current accounts payable to related entities.

The debt ratio was 0.79 times, indicating that Enel Generación Chile has a degree of equity commitment of 0.79 times for the nine-month period ended September 30, 2019.

The financial expenses coverage ratio for the period as of September 30, 2019 was 12.58 times, indicating the ability to cover financial expenses with the EBITDA generated in the period to September 2019. If the impact of the early termination of the Anglo American Sur contracts was excluded, financial expenses coverage ratio would have reached 9.71 times.

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

The profitability index, calculated by dividing operating income by operating revenues, decreased by 46% compared to the same period of the previous year, reaching 13.8% as of September 30, 2019, due to the lower operating result obtained this year. If the impact of the early termination of the Anglo American Sur contracts, and the impairment loss related to Central Tarapacá and Bocamina I were excluded, this index would have reached 29.1%.

Return on equity of the owners of the controlling shareholder was 12.8% for the nine-month period ended September 30, 2019. If the impact of the early termination of the Anglo American Sur contracts, and the impairment loss related to Central Tarapacá and Bocamina I were excluded, the return on equity would have reached 18.4%.

Return on assets was 7.4% for the nine-month period ended September 30, 2019. If the impact of the early termination of the Anglo American Sur contracts, and the impairment loss related to Central Tarapacá and Bocamina I were excluded,  the return on assets would have reached 10.7%.

3.- Consolidated Statements of Cash Flows Analysis

The company generated a Ch$ 142,328 million negative cash flow during the first nine months of 2019, broken down as follows:

CASH FLOW (Million Ch$)	9M 2019	9M 2018	Chg	Chg %

Net cash flows from (used in) operating activities	403,439	380,732	22,707	6%
Net cash flows from (used in) investing activities	(305,259)	(162,590)	(142,669)	88%
Net cash flows from (used in) financing activities	(240,508)	(248,347)	7,839	(3%)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(142,328)	(30,205)	(112,123)	n/a

Operating activities generated a Ch$ 403,439 million positive cash flow, which represents a 6% increase when compared to September 2018. This cash flow is mainly comprised by Ch$ 1,515,111 million in payments received for sales of goods and services, partially offset by payments to suppliers of good and services for Ch$ 964,247 million, employee-related payments amounting to Ch$ 37,185 million and tax payments amounting to Ch$ 24,950 million.

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

Investment activities generated a negative cash flow of Ch$ 305,259 million, mainly explained by the addition of property, plant, and equipment for Ch$ 148,067 million, related party trade accounts payments for Ch$ 139,242 million, and the purchase of Enel Chile´s shareholding in Gas Atacama Argentina for Ch$ 14,644 million, all partially offset by Ch$ 6,055 million in dividend payments received.

Financing activities generated a Ch$ 240,508 million negative cash flow. This cash flow is primarily explained by the repayment of bonds for Ch$ 15,520 million, the repayment of loans and financial leasing for Ch$ 3,697 million, dividend payments for Ch$ 192,446 million and interest payments for Ch$ 35,291 million.

Capex and Depreciation

COMPANY (Million Ch$)	Payments for Additions of Fixed Assets (including discontinued operations)		Depreciation (including discontinued operations)
	9M 2019	9M 2018	9M 2019	9M 2018

Enel Generación Chile	137,074	159,979	51,809	50,528
Pehuenche	60	440	5,538	5,499
GasAtacama Chile	10,933	15,184	21,023	27,412

Total Consolidated	148,067	175,603	78,370	83,439

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENEL GENERACION CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Group in terms of establishing their risk management policy, the following are regarded with particular importance:

‒     Compliance with the rules of good corporate governance.

‒     Strict compliance with all of the Group’s internal rules.

‒     Each business and corporate department defines:

▪  The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

▪  Counterpart criteria.

▪  Authorized Operators.

‒     The businesses and corporate departments establish, for each market in which they operate, their predisposition to risk in a coherent manner with the defined strategy.

‒     All business operations and corporate departments are carried out within the limits approved for each case.

‒     Businesses, corporate departments, business lines and companies establish the risk management controls require to ensure that transactions carried out in the markets in accordance with the policies, rules and procedures of Enel Generación Chile.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining reduced income statement volatility.

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks.

The financial debt structure of the Enel Generación Chile Group, in terms of fixed rate and/or fixed protection rate on gross debt, using derivatives, is the following:

Gross position:

INTEREST RATE (%)	September 30, 2019	December 31, 2018

Fixed Interest Rate	94%	93%

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

‒     Group subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

‒     Payments in currencies that are different from that of the companies’ cash flows indexation, for example, payments to suppliers related to projects and insurance policies payments, among others.

‒     Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

In order to mitigate exchange rate risk, the Group focuses on maintaining a balance between cash flows indexed to the U.S. dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy.

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

Commodities Risk

Enel Generación Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

‒     Fuel purchases for electricity generation.

‒     Energy trading transactions in the local market.

In order to reduce risks under extreme drought conditions, the Group has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits.

As of September 30, 2019, the Company held swaps for 125 kTon of Coal API2 to be settled in 2019 and 1,419 kTon of Coal API2 to be settled in 2020, for 88 kBbl of Brent oil to be settled in 2019 and 459 kBbl of Brent oil to be settled in 2020, and for 6.95 TBtu of Henry Hub gas to be settled in 2019 and 4.79 TBtu of Henry Hub.

As of December 31, 2018, the Company held swaps for 432 kTon of Coal API2 to be settled in 2019, for 994 kBbl of Brent oil to be settled in 2019, 225 kTon of BCI7 to be settled in 2019, for 0.2 TBtu of Henry Hub gas to be settled in 2019.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Note 19.

As of September 30, 2019, the Enel Generación Chile Group’s liquidity was Ch$ 9,153 million in cash and cash equivalents. As of December 31, 2018, the Enel Generación Chile Group’s liquidity was Ch$ 151,990 million in cash and cash equivalents and Ch$ 138,954 million in long-term committed credit facilities.

Credit Risk

The Enel Generación Chile Group carries out a detailed follow-up of credit risk.

•           Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

•           Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

Risk Measurement

The Enel Generación Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

‒     Financial debt.

‒     Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

‒     Libor interest rate of the U.S. dollar.

‒     The exchange rate of the different currencies used in the calculation.

The Value at Risk is based on extrapolation of future scenarios (to one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk to a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 70,144 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Enel Generación Chile's financial debt is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable.

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

Non-payment – after any applicable grace period – of Enel Generación Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit line, which is not disbursed. Furthermore, this credit line contains provisions under which certain events other than non-payment, at the Enel Generación Chile’s level, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

Lastly, in the case of Enel Generación Chile’s local bonds and local credit line, acceleration is only triggered by the issuer’s or debtor default, and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of the local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Generación Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period, an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes 2 and 3 of the Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E.
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: October 31, 2019